Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of Green Giant Inc.’s (the “Company,” “we,” “us,” and “our”) securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock summarizes the material terms and provisions of our common stock and preferred stock. It is subject to, and qualified in its entirety by reference to, our Articles of Incorporation, as amended (the “Articles of Incorporation”), and our Bylaws, as amended (our “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. The Florida Business Corporation Act (the “FBCA”) may also affect the terms of these securities.

Authorized Capital Stock

Our authorized capital stock consists of

●	200,000,000 shares of common stock, $0.001 par value per share; and

●	5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Voting Rights. Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by stockholders. Shares of the Company owned by a subsidiary shall not be entitled to vote on any matter.

Listing. Our common stock is listed on the Nasdaq under the symbol “GGE.”

Transfer Agent and Registrar. The transfer agent for our common stock is Securities Transfer Corporation.

Dividends. We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

As of September 30, 2023, 55,793,268 shares of common stock issued and outstanding.

Preferred Stock

The shares of preferred stock may be issued from time to time in one or more series. The board of directors of the Company is expressly authorized to provide for the issue of all or any of the shares of the preferred stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designations, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issue of such shares (a “Preferred Stock Designation”) and as may be permitted by the laws of the State of Florida. The board of directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

As of September 30, 2023, all 5,000,000 shares of preferred stock remain unissued and no shares of preferred stock are authorized for any specific series.

The summaries above of selected provisions of our common stock and preferred stock are qualified entirely by the provisions of our Articles of Incorporation, and our Bylaws, all of which are included or incorporated by reference as exhibits to our Annual Report on Form 10-K. You should read our Articles of Incorporation and our Bylaws.

Anti-Takeover Effects of Florida Law, Our Articles of Incorporation and Our Bylaws

Some provisions of Florida law, our Articles of Incorporation and our Bylaws contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that shareholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Anti-Takeover Effects of Florida Law

The following summarizes certain anti-takeover effects of Florida Law.

Authorized but Unissued Stock. Our authorized but unissued shares of preferred stock will be available for future issuance without shareholder approval. The existence of authorized but unissued shares of stock may enable our board of directors to issue shares of stock to persons friendly to existing management. This may have the effect of discouraging attempts to obtain control of the Company. The perception in the market of a large number of authorized but unissued shares of our common and preferred stock could have a negative impact on the price of our common stock.

Evaluation of Impact of Acquisition Proposals on Non-Shareholder Constituencies. The FBCA expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider in addition to shareholder interests all relevant factors, including, without limitation, the social, legal, and economic effects on our employees, customers and suppliers and our subsidiaries, on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes that these provisions are in our long-term best interests and those of our shareholders.

The Company has sought to elect out of the provisions of Section 607.0901 of the FBCA, pertaining to affiliates transactions, and Section 607.0902 of the FBCA, pertaining to control-share acquisitions.

Our Articles of Incorporation and Our Bylaws

Among other things, our Articles of Incorporation and Bylaws:

●	provide that all vacancies may, except that a vacancy created by the removal of a director by the vote or written consent of the shareholders or by a court order, be filled by a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director;

●	provide that our Bylaws (other than any Bylaw that is adopted by our shareholders) can be amended by our board of directors other than an amendment to the Bylaws changing the authorized number of directors.

In addition, our Bylaws provide for advance notice and related requirements in connection with the shareholders meeting. Notice of any shareholders meeting, annual or special, shall be given in writing not less than 10 days nor more than 60 days before the date of the meeting to shareholders entitled to vote. Notice of any meeting of shareholders shall specify the place, the day and the hour of meeting, and (i) in case of a special meeting, the general nature of the business to be transacted and that no other business may be transacted, or (ii) in the case of an annual meeting, those matters which the board of directors, at the date of mailing of notice, intends to present for action by the shareholders. At any meetings where Directors are elected, notice shall include the names of the nominees, if any, intended at the date of notice to be presented for election. If action is proposed to be taken at any meeting for approval of (i) contracts or transactions in which a director has a direct or indirect financial interest, (ii) an amendment to the Articles of Incorporation, (iii) a reorganization of the Company, (iv) dissolution of the Corporation, or (v) a distribution to preferred shareholders, the notice shall also state the general nature of such proposal.

Indemnification Provisions

Florida law authorizes a Florida corporation to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with the corporation. Additionally, a Florida corporation is authorized to provide further indemnification or advancement of expenses to any of its directors, officers, employees, or agents, except for acts or omissions that constitute:

●	a violation of the criminal law unless the individual had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful,

●	a transaction in which the individual derived an improper personal benefit,

●	in the case of a director, a circumstance under which certain liability provisions of the FBCA are applicable related to payment of dividends or other distributions or repurchases of shares in violation of the FBCA, or

●	willful or intentional misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a corporation shareholder.

A Florida corporation also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agent.

Our Articles of Incorporation provide that to the fullest extent permitted by law, no director or officer of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders. In addition, the Company shall have the power, in its Bylaws or in any resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this Company against any contingency or peril as may be determined to be in the best interests of this Company, and in conjunction therewith, to procure, at this Company’s expense, policies of insurance.

Rule 144

Pursuant to Rule 144 of the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

●	one percent (1%) of the total number of shares of common stock then outstanding; or

●	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

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